UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2006.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission file number 1-4422

A.           Full title of the plan and address of the plan, if different from that of issuer named below:

ROLLINS, INC.

ROLLINS 401(k) PLAN

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

ROLLINS, INC.

2170 PIEDMONT ROAD, N.E.

ATLANTA, GA  30324

Rollins 401(k) Plan

Financial Statements

Years ended December 31, 2006 and 2005

Contents

Report of Windham Brannon, P.C., Independent Registered Public Accounting Firm

Report of Grant Thornton LLP, Independent Registered Public Accounting Firm

Audited Financial Statements

Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements

Supplemental Schedules
Form 5500 - Schedule H-
– Schedule of Assets for Investment Purposes – Line 4i
– Schedule of Delinquent Participant Contributions- Line 4a

Ex-23.1 Consent – Independent Registered Public Accounting Firm
Ex-23.2 Consent – Independent Registered Public Accounting Firm

Note:  Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the Rollins 401(k) Plan

We audited the accompanying statement of net assets available for benefits of the Rollins 401(k) Plan (the “Plan”) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets held for investment purposes as of December 31, 2006, and schedule of delinquent participant contributions for the year ended December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ WINDHAM BRANNON, P.C.

Atlanta, Georgia

June 21, 2007

Report of Independent Registered Public Accounting Firm

Plan Administrator

Rollins 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the Rollins 401(k) Plan (the “Plan”) as of December 31, 2005.  This financial statement is the responsibility of the Plan’s management.  Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets available for benefits, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets available for benefits referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Atlanta, Georgia
June 9, 2006

Rollins 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005

ASSETS
INVESTMENTS:
Investments in Master Trust at Fair Value	$159,636,748	$142,491,371
Loans to participants	6,102,367	6,039,964
Total Investments	165,739,115	148,531,335

CONTRIBUTIONS RECEIVABLE:
Employee contribution receivable	15,180	—
Employer contribution receivable	6,084,010	3,851,810
Total Contribution Receivable	6,099,190	3,851,810
Total Assets	171,838,305	152,383,145

LIABILITIES
Refunds payable to participants	15,212	67,789
Total Liabilities	15,212	67,789
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	171,823,093	152,315,356
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR INTEREST IN MASTER TRUST RELATING TO FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	173,393	174,212
NET ASSETS AVAILABLE FOR BENEFITS	$171,996,486	$152,489,568

The accompanying notes are an integral part of these financial statements.

Rollins 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For The Year Ended December 31, 2006

ADDITIONS

Investment Income:
Net gain from investment in Master Trust	$16,744,191
Interest income from loans to participants	467,355
Total Investment Income	17,211,546

Contributions:
Participant	12,965,795
Employer	6,085,601
Total Contributions	19,051,396
Total Additions	36,262,942

DEDUCTIONS

Distributions to participants	16,749,704
Participant transaction charges	6,320
Total Deductions	16,756,024

NET INCREASE	19,506,918

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	152,489,568
END OF THE YEAR	$171,996,486

The accompanying notes are an integral part of these financial statements.

Rollins 401(k) Plan

Notes to Financial Statements

As of December 31, 2006 and 2005

1.     DESCRIPTION OF PLAN

The following brief description of the Rollins 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan, as amended and restated, is a defined contribution plan. During 2006, all employees of Rollins, Inc. (the “Company”), except those who are members of a collective bargaining unit, PCO Services, Inc. (the Company’s Canadian subsidiary) and Western Industries North, Inc. and Western Industries South, Inc. employees, are eligible to participate in the Plan on the first day of the quarter on or following the completion of six months of service, as defined. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective January 1, 2007, the eligibility date was changed to the first day of the quarter on or following three months of service for fulltime employees, and the first of the quarter on or following one year of service and 1,000 hours for non-fulltime employees.

Contributions and Investment Options

All investment options are established by the Plan with guidelines as to the purpose of each option. Each of the investment options has an investment adviser responsible for the safekeeping and investment of the assets of the fund.

Participants may contribute from 1 to 75% of their compensation to the Plan via payroll deductions, except for highly compensated employees who may contribute from 1% to 7% of their compensation. Contributions by participants are not to exceed the annual maximum limitations of the Internal Revenue Code (the “Code”) which for 2006 was $15,000. Participants age 50 or older may also make additional “catch-up” contributions limited to $5,000 in 2006.  All participant contributions are fully vested and non-forfeitable.

Effective January 1, 2006, the Plan implemented automatic enrollment provisions for eligible employees hired on or after January 1, 2006.  For eligible employees who are automatically enrolled in the Plan, the Company shall make pre-tax contributions on their behalf equal to 3% of the eligible employee’s compensation into the Plan, unless the employee elects not to contribute to the Plan.  The Plan’s default fund for participants automatically enrolled in the Plan is the Dodge & Cox Balanced Fund.

The Company provides a matching contribution to participants equal to 50 cents for every dollar a participant contributes that does not exceed 6% of their annual compensation. Participants must be an employee of the Company on December 31st of that year to be eligible for the Company match. For the years ended December 31, 2006 and 2005, the Company matched approximately $4.1 million and $3.8 million, respectively, in contributions which were funded in the following year.

Effective January 1, 2007, the Company matching contributions will be made at the end of each calendar quarter.  In order to receive the Company match, the participant must be actively employed on the last day of the calendar quarter to receive the match and must be employed on December 31st to receive the true-up contribution.

Prior to January 1, 2007, the matching contribution was made in the common stock of the Company.  Effective January 1, 2007, participants are given the opportunity to diversify their Company match contributions which are currently in the Rollins, Inc. Common Stock Fund.    The funding of the Company match for the Plan years ended December 31, 2006, which was funded on February 1, 2007, and after will be in cash rather than Rollins stock and participants may direct the matching contributions to be invested in any fund.  The Rollins, Inc. Common Stock Fund will be the default investment fund for matching contribution.

Participants vest in Company match based on the following years of service:

Vested Percentage
Years of service:
Less than two	0%
Two	20
Three	40
Four	60
Five	80
Six or more	100

Forfeited nonvested accounts are used to reduce employer contributions. Total forfeitures used to reduce employer contributions were $114,668 in 2006 and $64,418 in 2005.  Forfeited nonvested accounts were $0 at December 31, 2006 and $39,338 at December 31, 2005.

Effective January 1, 2006, for a long-service employee who participated in the Rollins, Inc. Retirement Income Plan, the Company may make an additional contribution (a “Pension Restoration Contribution”) into the Plan.  The Company will make these contributions for five years, with the first contribution made in January 2007 and the final contribution made in January 2011. In order to be eligible for this benefit, an employee must meet several requirements, as described in the Plan document.  Highly Compensated Employees are not eligible for this benefit in the Plan.  Participants have the ability to diversify their investment options relating to the Pension Restoration Contribution.  The default fund for the Pension Restoration Contribution is the Dodge & Cox Balanced Fund.  Participants shall be 100% invested in the Pension Restoration Contributions at all times.  Pension Restoration Contributions approximated $1.94 million for the year ended December 31, 2006, and were remitted to the Plan in January 2007.

Participant Accounts

Participants direct the investment of their contributions into various investment options offered by the Plan.  Prior to January 1, 2007, all investment fund options, excluding the employer contribution portion of the Rollins, Inc. Common Stock Fund, were 100% participant-directed. Effective January 1, 2007, all investment fund options are 100% participant-directed, including the Company match.  If a participant does not make an election for the employer contribution, the default fund is the Rollins, Inc. Common Stock Fund.  The Company currently offers an insurance contract, twelve mutual funds, and the Company’s common stock via the Rollins, Inc. Stock Fund.  Participants may change their investment options on a daily basis.  Each participant’s account is credited with the participant’s contributions, rollovers, the Company’s contribution, and earnings on the investments in their account and charged with specific transaction fees.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans

The Plan provides for loans to participants up to the lesser of 50% of the individual participant’s vested account balance or $50,000. Principal and interest are paid ratably through payroll deductions.  A participant’s loan payments of principal and interest are allocated to their account and invested according to their current investment elections. Loan terms range from 1 to 5 years. Participant loans are secured by the balance in the participant’s account and bear interest at a rate equal to prime plus 2%.  For loans issued prior to November 1, 2006, the interest rates were set on the first day of the following processing cycle. For loans issued after October 31, 2006, the interest rates are updated quarterly.  The update takes place on the last business day of the calendar quarter effective for loans made on or after the first business day of the subsequent quarter.

Payment of Benefits

Prior to October 31, 2006, upon retirement, death, total and permanent disability, or termination for any reason, the participant or their beneficiary may receive the total value of their vested account in either a lump sum distribution or roll over the assets into another qualified plan.  Effective November 1, 2006, along with lump sum distributions, the Plan also allows systematic distributions.

A participant may also elect to withdraw all or a portion of his or her account at any time through hardship provisions as defined by the Internal Revenue Code (the “Code”) and subject to approval by the Company. After a hardship withdrawal, a participant may not make any contributions into their account for a period of six months.

Participant Transaction Charges

The Company paid substantially all administrative fees of the Plan through October 31, 2006.  Effective November 1, 2006, administrative fees are eliminated with the exception of loan processing fees and other participant transaction charges.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates that affect the amounts reported in the accompanying financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments, except for the Fixed Income Fund, are stated at fair value.  Investments in mutual funds are stated at the quoted market prices on the last business day of the Plan year. At December 31, 2006, the Rollins, Inc. Company Stock Fund consisted of a 100% position in the Rollin’s stock.  At December 31, 2005, the Rollins, Inc. Company Stock Fund consisted of a 96% position in Rollins’s stock and 4% in money market funds.  Each day the value of the portfolio is determined by the sum of the closing price of the Rollins, Inc. Company Stock and multiplied by the number of shares held by the Plan.  The participant loans are valued at their outstanding balances, which approximate fair value. Securities transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting on Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Plan invests in investment contracts through the Rollins Retirement Account Master Trust (the “Master Trust”). The Statements of Net Assets Available for Benefits present the fair value of the investment in the Master Trust as well as the adjustment of the investment in the Master Trust from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Fixed Income Fund

The Plan entered into a fully benefit-responsive investment contract (“GIC”) with Connecticut General Life Insurance Company (“CIGNA”), held by the Master Trust, until October 31, 2006.  On November 1, 2006, the investment contract with CIGNA was purchased by Prudential Bank and Trust, FSB upon change in custodians and rolled into a synthetic investment contract (“synthetic GIC”) with Prudential Insurance Company of America (“Prudential Insurance”). The crediting interest rate on the GIC was based on a formula agreed upon with CIGNA. The rate had the ability to change under the terms of contract, but in no case was to be adjusted to less than 0%. The average yields on the GIC based on actual earnings and interest rate credited to participants for the year ended December 31, 2005 and the period ended October 31, 2006 were as follows:

	Period Ended October 31, 2006	Period Ended December 31, 2005
Based on actual earnings	3.7%	4.4%
Based on interest rate credited to participants	4.7%	4.5%

The synthetic GIC, which was entered into by the Plan during 2006 with Prudential Insurance upon the change in custodians, is held by the Master Trust and is considered to be fully benefit-responsive.  The synthetic GIC is a wrap contract paired with underlying investments which are owned by the Plan. The underlying investments consist of high-quality, intermediate fixed income securities. Because the synthetic GIC is fully-benefit responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the synthetic GIC.  The contract value represents contributions made under the contract, plus earnings, and less participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. The wrapper contract relating to the synthetic GIC was purchased through Prudential Bank & Trust, FSB, and has a fair value of $0 at December 31, 2006, based on the expected replacement cost of the contract.   The crediting interest rate on the synthetic GIC is determined using an explicit formula specified in the interest schedule within the synthetic GIC contract. The rate is reset every six months beginning July 1, 2007. The average yields on the synthetic GIC based on actual earnings and interest rate credited to participants for the period November 1, 2006 through December 31, 2006 are as follows:

November 1, 2006 to December 31, 2006
Based on actual earnings	5.3%
Based on interest rate credited to participants	5.1%

The contracts are subject to credit risk based on the ability of the insurance companies to meet interest or principal payments or both as they become due.

Benefit Payments

Benefit payments are recorded when paid.

Reclassification

Certain amounts included in the Statement of Net Assets Available for Benefits from prior year have been reclassified for comparative purposes.

3. MASTER TRUST

Prior to June 15, 2006, the Plan participated in the Master Trust with the LOR, Inc 401(k) Plan. (“LOR Plan”).  The assets of the LOR Plan were removed from the Trust on June 15, 2006.  For the period June 15, 2006, through December 31, 2006, the Master Trust consisted of only one plan, the Rollins 401(k) Plan.

The Master Trust reinvests all dividend and interest income received on securities owned by the Master Trust. The value of the units in the Master Trust is adjusted daily to reflect the fair value of the investments. The Master Trust units may be redeemed by the Plan for an amount equal to their current market values, except for units in the Fixed Income Funds, which are redeemable at contract value. The fair value of the Plan’s interest in the Master Trust is based on the beginning of the year value of the Plan’s interest in the Master Trust plus actual contributions, allocated investment income, less distributions and any allocated administrative expenses.

The Plan’s interest in the net assets of the Master Trust is allocated based on the individual plan participants’ investment balances. Investment income of the Master Trust is allocated based upon each Plan’s interest within each of the investment funds held by the Master Trust.  The proportionate interest of the Rollins 401(k) Plan in the Master Trust was 100% and 92.3% at December 31, 2006 and 2005, respectively.

The Plan’s interest in the assets of the Master Trust is included in the accompanying statements of net assets available for benefits at December 31, 2006 and 2005. A summary of the net assets of the Master Trust is as follows:

	2006	2005
Investments, at fair value :
Mutual funds	$80,801,483	$76,327,477
Common stock – Rollins, Inc.	48,043,477	42,557,537
Money market funds	—	2,183,592
Group annuity contract	30,791,788	33,205,903
Total investments at fair value	159,636,748	154,274,509

Accrued investment income	—	157,385
Accrued expenses and other liabilities	—	(2,814)
Net assets of Master Trust at fair value	159,636,748	154,429,080
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	173,393	162,788

Net assets of Master Trust available for benefits	$159,810,141	$154,591,868

Master Trust income allocated to the participating plans for the years ended December 31, 2006 are as follows:

Interest income	$2,186,198
Dividends	1,182,910
Net investment gain from mutual funds	8,830,898
Net investment loss from group annuity contract	(131,163)
Net investment gain from Rollins, Inc. common stock	5,127,022
Net investment income	$17,195,865

Investments in the Master Trust at December 31, 2006, that represent 5% or more of the Master Trusts net assets are as follows:

Vanguard Windsor II Admiral Fund	$14,482,999
Rollins, Inc. Company Stock Fund	48,043,477
Prudential Guaranteed Fund-Rollins, Inc.	30,965,181
Growth Fund of America R4	27,969,815
Dodge & Cox Balanced Fund	16,599,514
Capital World Growth Fund R4	8,991,764

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 15, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5. NONPARTICIPANT-DIRECTED INVESTMENTS

The employer matching contribution is invested in the Rollins, Inc. Common Stock Fund and may not be transferred by the participants. The portion of the Rollins, Inc. Common Stock Fund that is nonparticipant-directed was $32,491,272 and $31,356,083 at December 31, 2006 and 2005, respectively. Net assets of the Rollins, Inc. Common Stock Fund (including both participant-directed and nonparticipant-directed amounts) are as follows:

	2006	2005
Rollins, Inc. common stock	$48,043,477	$42,557,537
Money market fund	0	1,759,102
Employer contribution receivable	4,141,033	3,851,810
Accrued income	0	6,347
	$52,184,510	$48,174,796

Changes in net assets (including both participant-directed and nonparticipant-directed amounts) for the year ended December 31, 2006 is as follows:

Employer contributions net of forfeitures	$4,142,624
Participant contributions	1,919,482
Investment income	5,760,118
Distributions to participants	(4,402,166)
Interest on loans	82,726
Net transfers from other funds	(3,493,070)

Net change	$4,009,714

6. TRANSACTIONS WITH PARTIES-IN-INTEREST

At December 31, 2006 and 2005, the Plan held approximately 2.2 million units of The Rollins, Inc. Stock Fund, which invests in Rollins, Inc. common stock, in addition to limited investments in short-term money market investments.  The fair value of the Plan’s investment in the Fund at December 31, 2006 was approximately $48.0 million.  The fair value of the Plan’s investment in the Fund at December 31, 2005 was $42.6 million in Rollins Inc. common stock and $1.8 million in money market funds.  During 2006 and 2005, the Plan received approximately $564,000 and $434,000, respectively, in dividends on Rollins, Inc. common stock which was used to purchase additional units of the Fund.

At December 31, 2006, the Plan investments consist of a synthetic investment contract that is managed directly by Prudential Insurance.  Prudential is the custodian as defined by the Plan; therefore, this transaction qualifies as a party-in-interest transaction.  The Plan also paid certain participant transaction charges to the custodian for the year ended December 31, 2006.

7. CORRECTIVE DISTRIBUTIONS

During 2007, the Plan expects to pay corrective distributions in the amount of $15,212 to certain active participants to return excess contributions in order to satisfy the relevant nondiscrimination provisions of the Plan for 2006. During 2006, the Plan made corrective distributions in the amount of $67,789 to certain active participants to return excess contributions in order to satisfy the relevant nondiscrimination provisions of the Plan for 2005.

8. DELINQUENT CONTRIBUTIONS

For the years ended December 31, 2006 and 2005, the Company failed to remit to the Plan’s trustee certain employee contributions totaling approximately $1,198 and $588, respectively, within the period prescribed by the Department of Labor regulations.  Delays in remitting contributions to the trustee were due to administrative delays in payroll.  The Company will make contributions to the affected participants’ accounts to compensate those participants for potential losses due to the delays.  All of the errors are expected to be corrected in 2007.

9. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

Effective for plan years ending after December 15, 2006, synthetic GICs are to be valued at fair value on Schedule H of the Form 5500, including those in a master trust arrangement.  The following is a reconciliation of the investments in Master Trust per the financial statements to the Form 5500 at December 31, 2006:

Investment interest in Master Trust at contract value per the Financial Statements	$159,810,141
Adjustment from contract value to fair value for interest in Master Trust relating to fully benefit- responsive investment contract	(173,393)
Investment interest in Master Trust at fair value per the Form 5500	$159,636,748

The following is a reconciliation of the net gain from investments in Master Trust per the financial statements to the Form 5500 for the year ended December 31, 2006:

Net gain from investment in Master Trust per the financial statements	$16,744,191
Adjustment from contract value to fair value for interest in Master Trust relating to fully benefit-responsive investment contract	(173,393)
Net gain from investment in Master Trust per the Form 5500	$16,570,798

Supplemental Schedules

Rollins 401(k) Plan

EIN: 51-0068479     Plan No.: 002

Schedule H, Line 4i

Schedule of Assets for Investment Purposes

December 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(e) Current Value
*	Participant Loans	Interest rates ranging from 5.25% to 11.50%	$6,102,367

* Indicates a party-in-interest to the Plan.

Plan assets invested in the Master Trust are excluded from this schedule.

Rollins 401(k) Plan

EIN: 51-0068479     Plan No.: 002
Schedule H, Line 4a

Schedule of Delinquent Participant Contributions

For The Year Ended December 31, 2006

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions

March 4, 2005	$448
December 16, 2005	140
March 31, 2006	1,198

Total	$1,786

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROLLINS 401(k) Plan
(Registrant)

Date: June 28, 2007	By:	/s/ MW Knottek
MW Knottek
Chairman, Rollins, Inc. Administrative Committee

INDEX OF EXHIBITS

Exhibit Number

(23.1)	Consent of Windham Brannon, P.C., Independent Registered Public Accounting Firm.
(23.2)	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm.